UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
Commission File Number: 1-4105

The Bausch & Lomb 401(k) Account Plan
(Full Title of the Plan)

Bausch & Lomb Incorporated One Bausch & Lomb Place Rochester, New York 14604-2701 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

The Bausch & Lomb 401(k) Account Plan
Index to Financial Statements and Schedule	Page 1

Page
Financial Statements:
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	4
Notes to Financial Statements	5-9
Supplemental Schedule:*
Schedule of Assets Held for Investment Purposes at the End of Year	1-14
Exhibit Index:
EX-23 Consent of PricewaterhouseCoopers LLP

*****

*Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Page 2

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Bausch & Lomb 401 (k) Account Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Bausch & Lomb 401(K) Account Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rochester, New York

June 28, 2004

The Bausch & Lomb 401(k) Account Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002	Page 3

	December 31, 2003	December 31, 2002

Assets
Investments at fair value	$ 256,769,231	$ 208,966,271
Investments at contract value	71,652,069	60,212,910
Investment in common/collective trust, at fair value	964,982	1,282,106

Total investments	329,386,282	270,461,287
Receivables for pending trade sales	666,776	-
Accrued interest and dividends receivable	239,063	274,534

Total assets	330,292,121	270,735,821

Liabilities
Payables for pending trade purchases	6,725,801	7,845,157
Cash overdraft	-	76,491
Total liabilities	6,725,801	7,921,648
Net assets available for benefits	$ 323,566,320	$ 262,814,173

The accompanying notes are an integral part of these financial statements.

The Bausch & Lomb 401(k) Account Plan
Statement of Changes in Net Assets Available for Benefits	Page 4

For the Year Ended December 31, 2003
Additions
Additions to net assets attributed to:
Participant contributions (Including rollover contributions)	$ 15,208,671
Employer contributions	7,683,610
Total contributions	22,892,281

Investment income
Interest/dividend	6,560,890
Net appreciation in fair value of investments	57,304,332
Total investment income	63,865,222

Total additions	86,757,503
Deductions
Benefits paid to participants	(26,005,356)

Net increase	60,752,147

Net assets available for benefits:
Beginning of year	262,814,173

End of year	$ 323,566,320

The accompanying notes are an integral part of these financial statements.

The Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2003 and 2002	Page 5

1.      Description of Plan

The Plan is a defined contribution plan covering substantially all U.S. employees of Bausch & Lomb Incorporated (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General

The following description of The Bausch & Lomb 401(K) Account Plan provides only general information. Participants should refer to the Plan's Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

Participant Contributions

Employees may elect to participate in the Plan on their date of hire if they are scheduled to work at least 1,000 hours per Plan year. The allowable employee contribution ranges from 1 percent to 50 percent of eligible pre-tax compensation. In addition, a participant may elect to contribute an additional 1 percent to 6 percent of eligible compensation on an after-tax basis. In no event may the participant's rate of pre-tax savings contributions when added to the rate of after-tax savings contributions exceed 56 percent of eligible compensation. In addition, each participant may contribute rollover contributions received in a lump sum from another qualified defined contribution or defined benefit retirement plan.

Company Contributions

For all participants who have completed one year of eligible service, the Company is required to match each participant's contribution, from its profits, an amount equal to 100 percent of the first 3 percent of each participant's pre-tax savings contributions plus 50 percent of the next 2 percent of each participant's pre-tax savings contributions. Additionally, for all participants who have completed one year of eligible service, the Company provides a base contribution of .5 percent of a participant's eligible compensation. All Company contributions are invested in Bausch & Lomb Incorporated Common stock and must remain in this fund option until the participant reaches the age of 55. Contributions are subject to certain limitations.

Plan Administrator

The Plan is administered by the Employee Benefits Administration Committee (the "Committee"), which is appointed by the Board of Directors of the Company.

Participant Accounts

Individual accounts are maintained for each Plan participant to reflect the participant's contributions and Company contributions. Income and loss is allocated to the participants' accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

The Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2003 and 2002	Page 6

Vesting

All active Plan participants are 100 percent vested in their contributions, as well as in all Company contributions.

Administrative Expenses

All legal, accounting and trustee services are provided at the expense of the Company. For the plan year ended December 31, 2003, the Company paid administrative expenses totaling $499,439.

Participant Loans

Plan participants may borrow up to one-half of their pre-tax savings contributions and Company contributions, not to exceed $50,000. Participants' loans are secured by their account balances. Loan terms range from one to five years. The interest rate on such loans is determined by the Committee based on prevailing market interest rates at the time the loan is approved. For loans taken during 2003 and 2002, the interest rate charged was one percent over the published prime interest rate on the 25th of each month prior to the application (4.00% and 4.25% at December 31, 2003 and 2002, respectively).

Payment of Benefits

On termination of service due to death, disability, or retirement, benefits are distributed as a lump-sum payment equal to the value of the participant's vested interest in his or her account, subject to potential personal income tax and, in certain circumstances, other penalties. In May of 2002, the Plan was amended to discontinue the option, which allowed participants to elect a life annuity distribution. For payment of benefits due to other reasons, a participant may receive the value of the interest in his or her account as a lump-sum distribution. A participant may withdraw from his or her after-tax savings account prior to termination of employment subject to Plan provisions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant accounts will remain 100 percent vested.

2.      Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are recorded on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
The Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2003 and 2002	Page 7

Investment Valuation

The Plan invests in mutual funds, equity securities or debt instruments which are presented at fair value based on the net asset value for mutual fund shares held by the Plan at year end or quote market prices for equity securities or debt instruments. Investment in common/collective trust funds are presented reflect market value based upon the net asset value of the underlying trust. Loans to participants are valued at cost which approximates fair value.

The Plan's investments also consist of a guaranteed investment contract at Metropolitan Life Insurance Company ("Met Life"), which is stated at contract value. Contract value is equal to cost plus accrued interest, which approximates fair value because the contract is fully benefit responsive. The average investment yield at December 31, 2003 and 2002 was 5.10 percent and 5.80 percent, respectively. The average crediting rate for 2003 and 2002 was 5.05 percent and 5.68 percent, respectively. The crediting rate at December 31, 2003 and 2002 was 4.75 percent and 5.35 percent, respectively. The crediting rate is reset by Met Life annually on December 1 based on the contract terms.

The Plan holds a synthetic investment contract with a total contract value of $48,548,044 and $39,174,938 at December 31, 2003 and 2002, respectively. Synthetic investment contracts represent individual assets or a portfolio of assets placed in a trust with ownership by the Plan and a third party issues a wrapper contract that provides that holders can execute transactions at contract value. Individual assets of the synthetic contract are valued at representative quoted market prices. The wrapper is valued as the difference between the fair value of the assets and the contract value of the investment contract.

Net Appreciation in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the net unrealized appreciation or depreciation on those investments.

3.       Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31, 2003	December 31, 2002

Bausch & Lomb Incorporated Common stock*	$ 85,433,731	$ 57,293,019
Fidelity Equity Income Fund	33,418,106	27,657,277
Fidelity Contrafund Incorporated Fund	25,564,141	20,999,501
Fidelity Puritan Fund	25,016,581	22,401,957
Clover Capital Investment Contract	23,946,560	18,565,991
Alliance Capital Investment Contract	23,096,558	19,303,800
Fidelity Spartan US Equity Index Fund	21,334,556	16,849,197
Fidelity Concord Fund	-	18,106,055
MetLife GAC	17,044,999	-

The Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2003 and 2002	Page 8

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during this year) appreciated in value by $57,304,332 as follows:

Bausch & Lomb Incorporated Common stock*	$ 26,257,483
Mutual funds and Collective Investment Trust	31,046,849
$ 57,304,332
*Denotes party-in-interest and investment which is partially non-participant directed.

4.       Non-participant Directed Investments

The Bausch & Lomb Incorporated Stock Fund features both a participant directed and non-participant directed investment option. Company contributions are invested in the Bausch & Lomb Incorporated Stock Fund and must remain in this fund option until the participant reaches age 55. In addition, participants may direct contributions to the Bausch & Lomb Incorporated Stock Fund and may redirect their contributions to another fund available to participants at any time. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits related to the Bausch & Lomb Incorporated Stock Fund is as follows:

	December 31, 2003	December 31, 2002

Net assets available for benefits:
Common stock	$ 85,058,806	$ 56,869,452
Cash	806,984	1,013,288
Accrued interest and dividends receivable	213,061	206,512
	$ 86,078,851	$ 58,089,252

	December 31, 2003
Net assets available for benefits at beginning of year	$ 58,089,252
Contributions
Participant	455,579
Employer	7,683,610

Interest/dividends	858,573
Net appreciation in fair value of investments	26,257,483
Benefits paid to participants	(5,436,645)
Interfund transfers, net	(1,829,001)

Net assets available for benefits at end of year	$ 86,078,851

The Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2003 and 2002	Page 9

5.      Federal Income Tax

The Plan received a favorable determination letter dated February 21, 1995 from the Internal Revenue Service (the "IRS"), stating that the Plan, as then designed, was a qualified plan in accordance with applicable sections of the Internal Revenue Code (the "Code") and its corresponding trust is exempt from taxation. On August 9, 2001, the Plan Administrator applied for a new determination letter prompted by a series of changes in the Code that affect qualified retirement plans. The Plan received a favorable determination letter dated November 18, 2002, stating that the Plan, as amended, continues as a qualified Plan, in accordance with the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.     Transactions with Related Parties

Certain participant contributions and all Company contributions are invested in the Company's Common stock and, therefore, these transactions qualify as party-in-interest. All legal, accounting and trustee services are provided at the expense of the Company.

The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year			Schedule I
For the Plan Year Ended December 31, 2003			Page 1

Security Description/Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock - Common
United States - USD
**BAUSCH & LOMB INC. COM CUSIP: 071707103	1,638,898.00	53,986,729.50	85,058,806.20

Total United States - USD		53,986,729.50	85,058,806.20
Total Corporate Stock - Common		53,986,729.50	85,058,806.20

Loans to Participants/Other
United States - USD
PARTICIPANT LOANS FOR THE BAUSCH & LOMB SAVING TRUST CUSIP: 999919418	7,309,943.86		7,309,943.86

(INTEREST RATES 8.75% - 10.5%)

Total United States - USD			7,309,943.86
Total Loans to Participants/Other			7,309,943.86

Value of Interest in Common/Collective Trusts
United States - USD
COLTV SHORT-TERM INVT FD CUSIP: 195998AC3	964,981.72	964,981.72	964,981.72
Total United States - USD		964,981.72	964,981.72
Total Value of Interest in Common/Collective Trusts			964,981.72

**Denotes party-in-interest

The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year	Schedule I
For the Plan Year Ended December 31, 2003	Page 2
	Shares/Par Value	Current Value
Value of Interest in Registered Investment Companies

United States - USD

MFO FIDELITY US BOND INDEX PORTFOLIO FUND C315911107	483,154.93	5,406,503.60
MFO FID EQTY INC FD SH BEN INT CUSIP: 316138106 *	671,720.73	33,418,106.32
MFO FID INSTL INVS TR FREEDOM 2010 FD CUSIP: 31617R506 *	159,662.45	2,078,805.10
MFO FID INSTL INVS TR FREEDOM 2020 FD CUSIP: 31617R605 *	168,372.83	2,192,214.25
MFO FID INSTL INVS TR FREEDOM 2030 FD CUSIP: 31617R704 *	229,661.65	2,974,118.37
MFO FIDELITY CONTRAFUND INC OPEN END FD CUSIP: 316071109 *	518,017.05	25,564,141.42
MFO FIDELITY FMM RET GOVT MM CUSIP: 31619709 * *	6,983,699.62	6,983,699.62
MFO FIDELITY INVT TR DIVERSFIFIED INTL FDOPEN END FD CUSIP: 315810802 *	370,294.38	8,931,500.45
MFO FIDELITY MAGELLAN PD INC OPEN END FD CUSIP: 316184100 *	126,854.08	12,398,717.78
MFO FIDELITY OTC PORTFOLIO OPEN END FD CUSIP: 316389105 *	407,601.02	13,234,805.12
MFO FIDELITY PURITAN PD OPEN END PD CUSIP: 316345107 *	1,354,444.02	25,016,581.05
MFO FIDELITY SPARTAN US EQTY INDEX RD OPEN END FD CUSIP: 315911206 *	541,348.81	21,334,556.50
MFO FIDELITY MID CAP STK FD C316128404 *	34,758.55	749,741.92
MFO FIDELITY LOW PRICED STOCK FUND C316345305 *	47,714.53	1,669,054.26
MFO FIDELITY SMALL CAP STK FD C315912501 *	118,541.88	2,027,066.15
MFO FIDELITY VALUE FD OPEN END FD C316464106	6,780.56	420,869.36
Total United States - USD		164,400,481.44
Total Value of Interest in Registered Investment Companies		164,400,481.44

Value of Funds Held in Insurance Company General Accounts United States - USD

Met Life Insurance Company GAC #13388 4.75% CUSIP: 999499VE3	17,044,999.22	17,044,999.22
Total United States - USD		17,044,999.22
Total Value of Funds Held in Insurance Company General Accounts		17,044,999.22

The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2003		Page 3

Security Description/Asset ID	Shares/Par Value	Current Value
Non-Interest Bearing Cash	1,154.70	1,154.70

Pending trade sales - United states dollar	0.00	666,776.46

U.S. Government Securities
United States - USD
FHLMC 30 YR GOLD PARTN CTF (PC) 6 30 YEARS SETTLES JAN CUSIP: 02R060613	305,000.00	315,103.13
FHLMC 4.75 DUE 10-11-2012 REG CUSIP3126X0BD0	245,000.00	241,203.24
FHLMC DEB 2.125 11-15-2005 CUSIP: 3134A4UH5	960,000.00	964,231.68
FHLMC GOLD SINGLE FAMILY 5.5 30 YEARS SETTLES JAN CUSIP: 02R052610	1,800,000.00	1,821,375.00
FHLMC PREASSIGN 00081 5.125 11-07-2013/11-07-2005 CUSIP: 3128X17C5	275,000.00	273,937.68
FHLMC PRIN PMT ON 6.50 DEB 2003 2.875 12-15-2006 CUSIP: 3134A1CR3	235,000.00	236,684.72
FNMA 15 YR PASS-THROUGHS 5 15 YEARS SETTLES JAN CUSIP: 01F050411	320,000.00	326,300.16
FNMA 15 YR PASS-THROUGHS 5.5 15 YEARS SETTLES JAN CUSIP: 01F052417	445,000.00	460,992.41
FNMA 30 YEAR PASS-THROUGHS 6 30 YEARS SETTLES JAN CUSIP: 01F060618	710,000.00	733,740.98
FNMA 30 YEAR PASS-THROUGHS 6.5 30 YEARS SETTLES JAN CUSIP: 01F062614	1,595,000.00	1,667,771.88
FNMA 6 12-15-2005 CUSIP: 31359MGM9	0.12	0.13
FNMA POOL #254983 5.5 12-01-2033 BEO CUSIP: 31371LFY0	268,976.44	272,615.42
FNMA POOL #429546 6.5 06-01-2028 BEO CUSIP: 31379UET4	286,804.04	300,303.33
FNMA POOL #535996 7.5 DUE 06-01-2031 REG CUSIP: 31384WNM6	136,216.44	145,568.52
FNMA POOL #670402 6.5 06-01-2032 BEO CUSIP: 31391LX75	11,869.23	12,415.08
FNMA POOL #7037712 5.5 02-01-2018 BEO CUSIP: 31401BYH2	281,233.09	291,743.33
FNMA POOL #733586 6 08-01-2033 BEO CUSIP: 31402M6X3	263,170.55	272,158.89
FNMA POOL #734853 4 08-01-2018 BEO CUSIP: 31402QMA6	420,864.02	410,670.01
The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year	Schedule I
For the Plan Year Ended December 31, 2003	Page 4
FNMA POOL #741842 5.5 09-01-2033 BEO CUSIP: 31402YEP5	295,029.12	299,026.76
FNMA PREASSIGN 00026 5 04-25-2014 CUSIP: 31393TBB1	190,000.00	196,191.15
FNMA PREASSIGN 00311 3.875 11-17-2008/11-17-2005 CUSIP 31359MTQ6	165,000.00	165,280.50
FNMA PREASSIGN 00314 4 12-15-2008/06-15-2005 CUSIP 31359MTT0	295,000.00	294,276.98
GNMA 1 30 YR SINGLE FAMILY PASS-THROUGHS(SF) 6 30 YEARS SETTLES JAN CUSIP: 01N06061	255,000.00	264,960.81
GNMA TBA ARM POOL #9999999 SER 20295.5 DUE 01-01-2029 REG CUSIP: 01N052616	530,000.00	538,777.85
US TREAS 7.875 BD 2-15-2021 REG CUSIP: 91281OEH7	195,000.00	259,449.06
US TREAS BDS 5.375 DUE 02-15-2031 BEO CUSIP: 912810FP8	85,000.00	88,642.42
US TREAS BDS 8.75 15-5-2017 USD1000 8.75 DUE 05-15-2017 REG CUSIP: 912810DY1	375,000.00	525,527.25
US TREAS BDS DTD 02/15/1997 6.625 DUE 02-15-2027 REG CUSIP 912810EZ7	10,000.00	11,944.14
US TREAS NTS DTD 00021 1.625 DUE 03-31-2005 REG CUSIP 912828AW0	20,000.00	20,068.76
US TREAS NTS DTD 00025 3.625 DUE 05-15-2013 REG CUSIP: 912828BA7	75,000.00	72,090.83
US TREAS NTS DTD 00032 4.25 DUE 08-15-2013 REG CUSIP: 912828BH2	220,000.00	220,275.00
US TREAS NTS DTD 05/15/2003 2.625 DUE 05-15-2008 REG CUSIP: 912828AZ3	145,000.00	142,819.35
US TREAS NTS DTD 06/30/2003 1.125 DUE 06-30-2005 REG CUSIP: 912828BC3	645,000.00	641,547.96

Total United States - USD	12,059,163.10	12,487,694.40
Total U.S. Government Securities	12,059,163.10	12,487,694.40

Corporate Debt Instruments - Preferred
United States - USD
1ST UN-LEHMAN BRS-AM CML MTG SER 98-C2 CL A2 6.55999 11-8-08 FNL 11-18-35 REG CUSIP: 3	190,000.00	211,935.88
ALCAN INC NT 4.5 DUE 05-15-2013/05-14-2013 REG CUSIP:013716AS4	20,000.00	19,273.20
AMERN EXPRESS CO BD 4.875 DUE 07-15-2013 BEO CUSIP: 025816AQ2	55,000.00	55,116.00
AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00385 4.5 DUE 11-15-2007 CUSIP: 02	35,000.00	36,516.31
AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00385 4.5 DUE 11-15-2005 CUSIP: 02	50,000.00	50,319.95
The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year	Schedule I
For the Plan Year Ended December 31, 2003	Page 5
ANHEUSER BUSCH COS INC 5.95 DUE 01-15-2033/01-14-2033 BEO CUSIP 035229CQ4	55,000.00	56,464.10
ANHEUSER BUSCH COS INC DEB 4.375 DUE 01-15-2013/01-14-2013 BEO CUSIP 035229CP6	70,000.00	68,140.66
BEAR STEARNS COS INC GLOBAL NT DTD 12/26/2002 4 DUE 01-31-2008 BEO CUSIP 073902CA4	35,000.00	35,648.68
BK AMER CORP BK AMER CORP SUB 6.25 DUE 04-15-2012 BEO CUSIP: 060505AQ7	75,000.00	82,678.20
BOEING CAP CORP NT 4.75 DUE 08-25-2008/08-24-2008 BEO CUSIP: 097014AJ3	20,000.00	20,632.36
BRISTOL MYERS SQUIBB CO NT 4.75 DUE 10-01-2006 BEO CUSIP: 110122AF5	30,000.00	31,723.59
BRIT TELECOMMUNICATIONS P L C NT 8.675 DUE 12-15-2030 BEO CUSIP: 111021AE1	45,000.00	58,842.18
CHASE FDG MTG LN 2003-4 AST BACKED CTF A-1 VAR 03-25-2005 REG CUSIP: 161546GA8	54,131.75	54,103.71
CHASE FDG MTG LN SER 2003-5 CL A-1 02-25-2021 BEO CUSIP: 161546GQ3	70,652.56	70,659.77
CIT GROUP INC 5.5 DUE 11-30-2007 BEO CUSIP: 125581AD0	25,000.00	26,766.93
CIT GROUP INC 4.125 DUE 02-21-2006 BEO CUSIP: 125581A-N6	85,000.00	87,958.68
CITIBANK CR CARD ISSUANCE TR 2003-NT 4.15 DUE 07-07-2017 REG CUSIP: 17305EBU8	105,000.00	97,474.34
CITIBANK CR CARD ISSUANCE TR SER 2003-A8CL A8 3.5 DUE 08-16-2010 BEO CUSIP: 17305EBV6	135,000.00	134,727.30
CITICORP MEDIUM TERM SUB NTS-BOOK ENTRY TRANCHE #SB 00195 6.375 DUE 11-15-2008	90,000.00	99,545.76
CITIGROUP INC SUB NT 7.25 DUE 10-01-2010 BEO CUSIP: 172967AZ4	145,000.00	169,005.91
CMO CWMBS INC 2003-49 CHL MTG PASSTHRU CTF A-1 1.6418 DUE 12-19-2033 REG CUSIP: 1266	70,462.21	69,933.81
CMO GREENWHICH CAP COML FDG CORP SER 2003-C2 CL A3 4.533 DUE 01-050-036 REG CUSIP:	300,000.00	301,105.50
CMO GS MTG SECS CORP II CMO PASSTHRU 2003-C1 CL A-2 3.819 1-10-40 BEO CUSIP: 36228CPS	105,000.00	105,372.33
CMO LB-UBS COML MTG TR SER 2003-C5 CL A23.478 DUE 07-15-2027 REG CUSIP: 52108HSY1	190,000.00	188,342.25
CMO MERRILL LYNCH MTG TR MLMT 03-KEY1 A4 5.236 DUE 11-12-2035 BEO CUSIP: 59022HCQ3	140,000.00	143,651.62
CMO MORGAN STANLEY DEAN WITTER CAP I TR SER 2003-T11 CL A4 5.15 6-13-2041 REG CUSIP	225,000.00	230,569.20
CONOCO FDG CO NT 5.45 DUE 10-15-2005/10-11-2001 BEO CUSIP 20825UAA2	45,000.00	48,280.32
CONOCO INC NT DTD 04/20/1999 6.95 DUE 04-15-2029/04-20-1999 BEO CUSIP 208251AE8	75,000.00	85,052.93
The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2003		Page 6
COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS TR#00292 4.25 12-19-2007 BEO CUSIP: 22237LN	55,000.00	56,723.59
CR SUISSE 1ST BSTN USA INC NT 5.5 DUE 08-15-2013 BEO CUSIP: 22541LAH6	40,000.00	41,220.60
CWABS INC SER 2003-4 CL A1 FLTG RATE 12-25-2019 REG CUSIP:126671H33	52,056.05	52,058.50
DAIMLERCHRYSLER AUTO TR 2003B AST BACKEONT CL A-4 2.86 DUE 03-09-2009 REG CUSIP: 23	155,000.00	154,361.40
DEER JOHN CAP CORP GLOBAL NT 4.5 DUE 08-22-2007 BEO CUSIP:244217BH7	35,000.00	36,621.87
DIAGO FIN NT 3 DUE 12-15-2006 BEO CUSIP 25244SAA9	40,000.00	40,209.24
FORTUNE BRANDS INC NT 2.875 DUE 12-01-2006 REG CUSIP: 349631AJ0	25,000.00	25,154.78
GEN DYNAMICS CORP NT 4.5 DUE 08-15-2010/08-14-2003 BEO CUSIP: 369550AL2	60,000.00	61,324.44
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00528 6.75 DUE 03-15-2032 CUSIP	145,000.00	160,532.55

GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00575 5.45 DUE 01-15-2013 CUSIP:	55,000.00	57,217.99
GEN ELEC CO NT 5 DUE 02-01-2013 BEO CUSIP: 389604AY9	40,000.00	40,453.40
GEN ELEC CO NT FLTG RATE DUE 10-24-2005 REG CUSIP: 369604AZ6	125,000.00	125,043.75
GOLDMAN SACHS GROUP INC 6.125 DUE 02-15-2033/02-13-2003 BEO CUSIP: 38141GCU6	55,000.00	55,387.42
GOLDMAN SACHS GROUP INC FOR FUTURE EQTY USE 38143U NT 4.75 DUE 07-15-2013 BEO CUS	35,000.00	34,109.99
HEWLETT PACKARD CO NT 7.15 DUE 06-15-2005/06-09-2000 BEO CUSIP: 428236AD5	35,000.00	37,629.34
HONDA AUTO RECEIVABLES 2003-4 OWNER TR SER 2003-4 CL A8 2.19 DUE 05-15-2007 REG CUS	65,000.00	65,094.71
HSEHD FIN CORP CRP HI 7 DUE 05-15-2012 BEO CUSIP 441812JY1	30,000.00	34,211.04
HSED FIN CORP NT 6.5 DUE 11-15-2008 BEO CUSIP: 441812GD0	75,000.00	83,605.95
J P MORGAN CHASE & CO NT 6.75 DUE 02-01-2011 BEO CUSIP: 46625HAJ9	70,000.00	78,931.37
J P MORGAN CHASE & CO SUB NT DTD 08/17/1993 6.75 DUE 08-15-2008 BEO CUSIP 46625HAG5	85,000.00	95,643.36
KEYSPAN CORP 6.15 DUE 06-01-2006 BEO CUSIP: 49337WAD2	90,000.00	97,272.36
KOREA DEV BK NT 5.75 DUE 09-10-2013 REG CUSIP: 500630BG2	20,000.00	20,997.26
The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year	Schedule I
For the Plan Year Ended December 31, 2003	Page 7
LEHMAN BROS HLDGS INC LEHMAN BROS HLDGS INC 4 DUE 01-22-2006 BEO CUSIP: 524908FD7	100,000.00	101,994.40
LEHMAN BROS HLDGS INC MEDIUM TERM NT TRANCHE # TR 00387 6.625 1-18-12 REG CUSIP: 52	35,000.00	39,498.06
MANUFACTURERS & TRADERS TR CO BUFFALO NY DUE 04-01-2013/04-01-2008 CUSIP 564	25,000.00	24,829.98
MASTR AST BACKED SECS TR SER 2003-WMC2 CL A3A VAR RT 03-25-2020 REG CUSIP: 57643LB	42,459.27	42,446.02
MBNA CR CARD MASTER NT SER 2003-6 CL A6 2.75 DUE 10-15-2010/10-14-2010 REG CUSIP: 5	280,000.00	272,312.60
METLIFE INC 5 DUE 11-24-2013/11-23-2013 BEO CUSIP: 59156RAG3	40,000.00	39,717.60
METLIFE INC SR NT 6.5 DUE 12-15-2032/12-14-2032 BEO CUSIP: 59156RAE8	25,000.00	26,509.23
MORGAN STANLEY MORGAN STANLEY DEAN 7.25 DUE 04-01-2032/04-03-2002 BEO CUSIP: 61744	40,000.00	46,880.52
NATL CY CORP 3.2 DUE 04-01-2008 BEO CUSIP: 635405AN3	30,000.00	29,624.13
NATL RURAL UTILS COOP FIN CORP NT 2012 7025 DUE 03-01-2012/02-28-2012 BEO CUSIP: 637432	20,000.00	23,303.74
PEPSI BOTTLING GROUP INC GTD SR NT 7 DUE 03-01-2029/02-28-2029 BEO CUSIP: 713409AC4	175,000.00	200,555.08
PRAXAIR INC NT 2.75 DUE 06-15-2008/06-14-2008 BEO CUSIP: 74005PAM6	25,000.00	24,155.40
RESDNTL AST MTG PRODS INC 2003-RS9 MTG AST BKD PAASSTHR CL A-I-1 10-25-2022 REG CUSI	56,735.60	56,735.50
RESDNTL FDG MTG SECS II INC 2003-HS3 HOME LN BKD NT CL A-I-1 07-25-2018 REG CUSIP: 761	67,594.66	67,560.52
ROYAL BK SCOTLAND GROUP PLC SUB NT 5 DUE 10-01-2014 BEO CUSIP: 780097AL5	85,000.00	84,227.18
ROYAL KPN NV 8 DUE 10-01-2010 CUSIP: 780641AG1	35,000.00	41,869.35
SCHERING PLOUGH CORP SR NT 6.5 DUE 12-01-2033/11-26-2003 REG SEDOL 808805AG6	60,000.00	62,414.16
STRUCTURED AST INVT LN TR SER 2003-BC7 CL1A1FLT RT 07-25-2033 REG SEDOL: 8635BECS	78,397.52	78,344.52
US BK NATL ASSN CIN OH MEDIUM TRANCHE # TR 00189 2.85 DUE 11-15-2006 BEO CUSIP: 90331	70,000.00	70,338.06
US BK NATL ASSN MINNEAPOLIS MINN MEDIUMTRANCHE # SB 00001 6.375 8-1-11 REG CUSIP:90	65,000.00	72,472.79
The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2003		Page 8

UNITED HEALTH GROUP INC SR NT 3.3 DUE 01-30-2008/12-03-2003 REG CUSIP: 91324PAF9	45,000.00	44,793.09
VERIZON GLOBAL FDG CORP GLOBAL NT DTD 08/26/2002 7.375 DUE 09-01-2012 BEO CUSIP: 923	75,000.00	86,906.65
VERIZON WIRELESS CAP LLC NT 5.375 DUE 12-15-2006/11-12-2002 BEO CUSIP: 92344SAE0	55,000.00	58,690.61
VODAPHONE AIRTOUCH PLC FORMERLY VODAPHONE GRP PLC 6/28/1999 7.875 DUE 2-15-30 BEO C	30,000.00	36,853.44
WA MUT FIN CORP SR NT 6.875 DUE 05-15-2011 BEO CUSIP: 939333AC4	90,000.00	103,327.11
WACHOVIA BK NATL ASSN MEDIUM TERM SUB BKTRANCHE # SB 00001 5 DUE 08-15-2015 CUSIP	95,000.00	94,004.97
WORLD OMNI AUTO RECEIVABLES TR 2003 B AST BKO CTF CL A-3 2.2 01-15-2008 REG CUSIP	45,000.00	45,029.25
WORLD OMNI AUTO RECEIVABLES TR 2003 B AST BKO CTF CL A-4 2.87 11-15-2010 REG CUSIP: 9	85,000.00	84,875.05
WYETH 6.5 DUE 02-01-2034 BEO CUSIP: 983024AG5	35,000.00	35,788.52
Total United States USD		6,089,704.89
Total Corporate Debt Instruments Preferred		6,089,704.89

Corporate Debt Instruments - Other
United States - USD
AMERADA HESS CORP NT 7.875 DUE 10-21-2029 BEO CUSIP: 023551AF1	55,000.00	60,344.85
ANTHEM INC NT 2009 6.8 DUE 08-01-2012 BEO CUSIP: 03674BAC8	30,000.00	33,884.37
AOL TIME WARNER IN DEB DTD 04/08/2002 7.7 DUE 05-01-2032 BEO CUSIP: 00184AAG0	60,000.00	70,026.36
AT&T BROADBAND CORP NT 9.455 DUE 11-15-2022 BEO CUSIP: 00209TAB1	40,000.00	54,178.44
AT&T CORP 8.05 USD SR NT DUE 11-15-2011/11-14-2011 BEO CUSIP: 001957BC2	25,000.00	28,774.50
AT&T WIRELESS SVCS INC SR NT 6.75 DUE 03-01-2031 BEO CUSIP: 00209AAF3	30,000.00	37,014.87
CAP 1 BK MEDIUM TERM SR BK NTS BOO TRANCHE # TR 00174 4.875 5-15-08 BEO CUSIP: 14040E	110,000.00	113,206.83
CAROLINA PWR & LT CO NT 6.5 DUE 07-15-2012/07-14-2012 BEO CUSIP: 144141CS5	35,000.00	38,736.95
CIN GAS & ELEC CO DEB 5.7 DUE 09-15-2012 BEO CUSIP: 172070CN2	20,000.00	21,041.50
CITIZENS COMMUNICATIONS CO SR NT 9 DUE 08-15-2031 BEO CUSIP: 17453BAJ0	10,000.00	11,668.27
CLEAR CHANNEL COMMUNICATIONS INC 4.25 DUE 05-15-2009 BEO CUSIP: 184502AQ5	35,000.00	35,059.95
The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2003		Page 9

CLEAR CHANNEL COMMUNICATIONS INC NT 4.625 DUE 01-15-2008/01-14-2008 BEO CUSIP: 18450	45,000.00	46,415.52
CMO LB-UBS COML MTG TR 2001-C2 PASSTHRU CTF CL A-2 6 6.653 11-15-2027 BEO CUSIP: 52108H	155,000.00	175,219.60
COMCAST CABLE COMMUNICATIONS INC 6.2 DUE 11-15-2003 BEO CUSIP: 20029PAJ8	80,000.00	87,789.12
COMCAST CORP NEW COMCAST COPR 7.05 DUE 03-15-2033/03-14-2033 BEO CUSIP: 20030NAC5	25,000.00	27,195.83
COX COMMUNICATIONS INC NEW NT 2012 7.125 DUE 10-01-2012 BEO CUSIP: 224044BE6	30,000.00	34,602.39
CSX CORP 7.95 E-DOLLR DEB DUE 05-01-2027 BEO CUSIP: 126408BM4	50,000.00	60,636.95
DAIMLER CHRYSLER N AMER HLDG CORP 4.75 MAT 1/15/08 4.75 DUE 01-15-08 BEO CUSIP: 23383	60,000.00	61,388.22
DEUTCHE TELEKOM INTL FIN B V GTD NT 8.75 DUE 06-15-2030 BEO CUSIP: 25156PAC7	65,000.00	83,032.62
DEVON FING CORP U L DEB 7.875 DUE 09-30-2031/09-29-2031 BEO CUSIP: 25179SAD2	70,000.00	83,622.14
DOMINION RES INC VA NEW DOMINION 5 DUE 03-15-2013/02-14-2013 BEO CUSIP: 25746UAM1	35,000.00	34,836.94
EOP OPER LTD PARTNERSHIP EOP OPER LP 5.875 DUE 01-15-2013/01-15-2003 BEO CUSIP: 26876	30,000.00	31,318.47
ERP OPER LTD PARTNERSHIP ERP OPER 5.2 DUE 04-01-2013 BEO CUSIP: 26884AAQ6	25,000.00	25,157.03
FORD MTR CO DEL GLOBAL LANDMARK SECS-GLOBLS 7.45 DUE 07-16-2031 BEO CUSIP: 345370CA	20,000.00	20,210.42
FORD MTR CO FORD MTR CR CO CPN 6.5 MAT 1/25/07 6.5 DUE 01-25-2007 BEO CUSIP: 345397T	145,000.00	158,041.30
FORD MTR CR CO NT 7 DUE 10-01-2013 CUSIP: 345397TZ6	90,000.00	94,921.11
FORD MTR CR CO NT 7.375 DUE 10-28-2009 BEO CUSIP: 345397SN6	35,000.00	38,435.64
FRANCE TELECOM SA NT STEP UP 03-01-2035 02-28-2031 CUSIP: 35177PAL1	15,000.00	19,930.13
GEN MTRS ACCEPT CORP GM 6 DUE 11-01-2031 BEO CUSIP: 370426RZ5	20,000.00	22,459.34
GEN MTRS ACCEPT CORP NT DTD 09/12/2001 6.675 DUE 09-15-2011 BEO CUSIP: 370425RX0	105,000.00	113,098.34
GEN MTRS CORP SR NT 8.375 DUE 07-15-2033 REG CUSIP: 370442BT1	80,000.00	92,865.04
HLTH NET INC SR NT 8.375 DUE 04-15-2011 BEO CUSIP: 42222GAC2	25,000.00	30,089.28
HUMANA INC 6.3 DUE 08-01-2018 BEO CUSIP: 444859AU6	40,000.00	42,108.40
INTL PAPER CO NT 5.85 DUE 10-30-2012 BEO CUSIP:4610416BQ5	30,000.00	31,254.81
INTL PAPER CO NT DTD 08/27/2001 6.75 DUE 09-01-2011/08-31-2011 BEO CUSIP: 460146BN2	25,000.00	27,794.35
The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2003		Page 10

KELLOGG CO 2.875 DUE 06-01-2008/05-31-2008 BEO CUSIP: 487836AY4	35,000.00	33,794.53
KRAFT FOODS INC 5.25 DUE 10-01-2013 BEO CUSIP: 50075NAL8	55,000.00	55,495.72
LENFEST COMMUNICATIONS INC 8.375 DUE 11-01-2005 REG CUSIP: 526055AA6	50,000.00	55,104.40
LENNAR CORP LENNAR CORP 5.95 03-01-2013 BEO CUSIP 526057AG9	15,000.00	15,695.34
LIBERTY MEDIA CORP NEW LIBERTY MEDIA 5.7 DUE 05-15-2013 BEO CUSIP: 530718AC9	60,000.00	60,675.90
MBNA CORP SR MEDIUM TERM NTS BOOK ENTRY NT 4.625 DUE 09-15-2008 BEO CUSIP: 55283EC	45,000.00	46,184.67
MIDAMERICA ENERGY HLDGS CO NEW SR NT 5.875 DUE 10-01-2012/09-30-2012 BEO CUSIP: 59	25,000.00	26,213.25
NEWS AMER HLDGS INC 9.25 DUE 02-01-2013 REG CUSIP: 652478AH1	45,000.00	58,050.14
NISOURCE FIN CORP GTD NT DTD 11/14/2000 7.875 DUE 11-15-2010 BEO CUSIP: 65473QAJ2	30,000.00	35,681.73
OH PWR CO SR NT SER I 6.375 DUE 07-15-2033/07-15-2013 REG CUSIP: 677415CJ8	35,000.00	34,997.34
PUB SVC CO OF CO 1ST COLL TR BD SER NO 87.875 DUE 10-01-2012 BEO CUSIP: 74444BBU4	25,000.00	30,342.45
RAYTHEON CO 4.85 DUE 01-15-2011/01-14-2011 BEO CUSIP: 755111BQ3	55,000.00	55,072.66
SAFEWAY INC 7.25 DUE 02-01-2031/01-31-2031 BEO SEDOL: 786514BA6	30,000.00	32,928.39
SLM CORP MEDIUM TERM NTS BOOK ENTRY 5.625 DUE 08-01-2033 SEDOL: 78442FAZ1	120,000.00	113,837.88
SPRINT CAP CORP NT 7.625 DUE 01-30-2011 BEO SEDOL: 852060AJ1	85,000.00	95,279.65
SPRINT CAP CORP NY 8.75 DUE 03-15-2032 BEO SEDOL: 852060AT9	60,000.00	70,883.40
TELEFONOS DE MEX S A NT DTD 01/26/2001 8.25 DUE 01-26-2006 BEO CUSIP 879403AJ2	40,000.00	44,103.20
TIME WARNER ENTMT CO L P 8.375 DUE 03-15-2023 REG CUSIP 88731EAF7	110,000.00	136,302.65
VALERO ENERGY CORP NEW VALERO NEW DEAL 30 YR 7.5 DUE 04-15-2032/04-14-2032	35,000.00	39,006.45
VORNADO RLTY TR SR NT 5.625 DUE 06-15-2007/06-14-2007 BEO CUSIP: 929042AA7	35,000.00	37,367.56
VORNADO RLTY TR SR UNSECD NT 4.75 DUE 12-01-2010/11-30-2010 BEO CUSIP: 929042AB5	45,000.00	45,004.73
WASTE MGMT INC DEL SR NT 6.675 DUE 05-15-2009 BEO CUSIP: 94106LAE9	50,000.00	55,889.10
WEYERHAEUSER CO DEB 7.375 DUE 03-15-2032 BEO CUSIP: 962166BR4	30,000.00	32,619.06
XCEL ENERGY INC SR NT 7 DUE 12-01-2010 BEO CUSIP: 98388MAA5	30,000.00	34,018.50
Total United States - USD		3,190,888.30
Total Corporate Debt Instruments - Other		3,190,888.30
Value of Interest in Common/Collective Trusts
United States - USD

The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2003		Page 11

COLTV SHORT TERM INVT FD CUSIP: 195998AC3	6,815,317.97	6,815,317.97
Total United States - USD		6,815,317.97
Total Value of Interest in Common/Collective Trusts		6,815,317.97

Other
United States - USD
ITALY REP REP OF ITALY 2.5 DUE 03-31-2005 REG CUSIP: 465410BE7	290,000.00	290,803.88
NORMURA AST SECS CORP SER 1998-D6 CL A1B 6.59 PASS THRU CTF DUE 08-15-2030 CUSIP: 655	185,000.00	207,024.07
QUE PROV CDA PROV DE QUE GLOBAL NE 7.5 DUE 09-15-2029 BEO CUSIP: 748148QR7	5,000.00	6,227.85
UNITED MEXICAN STS MEDIUM TERM NTS BOOK ENTRY TRANCHE# TR 00008 01/14/02 7.5 CUSIP	110,000.00	124,080.00
UTD MEXICAN STS MEDIUM TERM NTS BOOK 08-15-2031 BEO CUSIP: 91066QAG3	170,000.00	172,125.00
Total United States - USD		800,260.80
Total Other		800,260.80

Other Liabilities
Pending trade purchases: United States dollar	0.00	(6,725,800.90)
United States - USD
Subtotal		23,325,996.60
Underlying Securities (Clover Capital):
U.S. Government Securities
United States - USD
FHLMC MULTICLASS SER 2522 CL PB 4.75 11-14-2014 CUSIP: 31393F4L7	1,249,99.99	1,271,744.99
FNMA MTN 6.31 11-01-2004 CUSIP: 31364C5A2	750,000.00	780,980.25
FNMA POOL # 254759 4.5 06-01-2018 BEO CUSIP: 31371K5U1	1,127,940.13	1,130,526.75
FNMA POOL # 535301 6.5 DUE 04-01-2015 REG CUSIP: 31384VU26	184,850.67	196,106.40
FNMA POOL # 694431 5 DUE 03-01-2018 REG CUSIP: 31400QPQO	1,244,986.36	1,271,399.54

The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2003		Page 12

FNMA PREASSIGN 00599 4.5 07-25-2015 CUSIP: 31393BC86	1,000,000.00	995,737.00
FNMA REMIC TR SER 1993-137 CL E 6.75 GTDMTG PASS THRU CTF DUE 02-25-2006 REG CUSIP:	1,000,000.00	1,009,919.00
FNMA REMIC TR SER 1993-191 CL PH 6.00 GTD MTG PASS THRU CTF DUE 05-25-2008 REG CUSIP	266,361.92	270,655.67
GNMA POOL #482674 SER 2028 6.5 DUE 10-15-2026 REG CUSIP: 36209VJH8	220,599.88	232,920.38
GNMA POOL #593974 SER 2032 6.5 DUE 05-15-2032 REG CUSIP: 36223HFPO	605,525.25	638,401.03
GNMA POOL #553328 4.5 07-15-2018 BEO CUSIP 36213FVV2	484,318.67	486,874.42
GNMA POOL # 569799 SER 2032 7 DUE 05-15-2032 REG CUSIP: 36200Q7L2	196,177.66	209,066.36
GNMA POOL # 570400 SER 2032 6.5 DUE 09-15-2031 REG CUSIP: 36200RUZ3	142,860.90	150,695.11
GNMA POOL # 781029 SER 2029 6.5 DUE 05-15-2029 REG CUSIP: 36225BEA2	198,221.45	209,261.99
GNMA POOL #781096 SER 2028 6.5 DUE12-15-2028 REG CUSIP: 38225BGD4	124,073.64	131,009.60
GNMA POOL #781207 SER 2030 7.5 DUE 08-15-2030 REG CUSIP: 36225BKU1	54,499.17	58,505.02
GNMA POOL #781231 SER2030 7 DUE 12-15-2030 REG CUSIP: 3622BLL0	204,086.91	217,768.57
GNMA POOL # 781276 SER 2031 6.5 DUE 04-15-2031 REG CUSIP: 36225BMZ6	109,355.76	115,413.19
STUD LN MARKETING ASSN 10-03-2022 REG CUSIP: 863b71AM1	1,500.000.00	493,561.50
US TREAS BD STRIPPED PRIN PMT 05-15-2020 REG CUSIP: 912803AT0	1,350,000.00	545,142.40
US TREAS BDS 7 1/4 15/8/2022 USD1000 7.25 DUE 08-15-2022 EG CUSIP: 912810M6	600,000.00	757,242.00
US TREAS BDS 7.5 11/15/2016 USD1000 7.5 DUE 11-15-2016 REG CUSIP: 912810DX3	1,750,000.00	2,227,968.75
US TREAS BDS DTD 08/15/1997 6.375 DUE 08-15-2027 REG CUSIP: 912810FAI	400,000.00	464,562.40
US TREAS NTS DTD 10/31/2002 2.725 DUE 10-31-2004 REG CUSIP: 912828AM2	1,250,000.00	1,259,716.25
Total United States - USD		15,145,179.21
Total U.S. Government Securities		15,145,179.21

Corporate Debt Instruments - Preferred
United States - USD
1ST DATA CORP MEDIUM TERM NTS BOOK ENTRY 5.8 DUE 12-15-2008 BEO CUSIP: 32006YH5	600,000.00	658,970.40
1 ST DATA CORP 6.75 DUE 07-15-2005 REG CUSIP: 319963AEO	250,000.00	268,724.75
ABBOTT LABS 6.4 DUE 12-01-2006 REG CUSIP: 002824AH3	1,000,000.00	1,109,965.00
EMERSON ELEC CO EMERSON ELEC 7.125 DUE 08-15-2010 BEO CUSIP: 291011AM6	1,250,000.00	1,450,063.75
SYSCO 6.5 NT DUE 06-15-2005 REG CUSIP: 871829AB3	1,000,000.00	1,066,957.00
The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2003		Page 13

WALMART STROES INC NT 6.875 DUE 08-10-2009 BEO CUSIP: 931142BE2	1,285,000.00	1,480,382.97
Total United States - USD	5,385,000.00	6,035,063.87
Total Corporate Debt Instruments Preferred		6,035,063.87

Corporate Debt Instruments - Other
United States - USD
1ST COLL TR BD SER 14 4.375 DUE 10-01-2008/09-30-2008 REG CUSIP: 744448BWO	500,000.00	513,018.00
DIAL CORP NEW ST NT DTD 08/09/2001 7 DUE 08-15-2006/08-14-2006 BEO CUSIP: 25247DAB7	700,000.00	774,663.40
PARKER & PARSLEY PETE CO DEL 8.875 BD DUE 04-15-2006 CUSIP: 701018AA1	250,000.00	267,562.25
PIONEER NAT RES CO 7.2 DUE 01-15-2028 REG CUSIP: 723787AB3	275,000.00	294,392.73
##ROADWAY CORP SR NT 8.25 DUE 12-01-2008 BEO DO NOT USE SEE SEC 4119144 CUSIP: 769742	500,000.00	552,480.50
THERMO ELECTRON CORP 7.625 DUE 10-30-2008 BEO CUSIP: 883556AG7	300,000.00	342,674.10
VA ELEC & PWR CO CALL & PUTTABLE ENHANCED SECS 4.1 DUE 12-15-2038 REG CUSIP: 927804	500,000.00	499,918.50
XTO ENERGY INC SR NT 7.5 DUE 04-15-2012/04-14-2012 BEO CUSIP: 98385XAA4	280,000.00	316,400.00
Total United States - USD		3,561,109.48
Value of Interest in Common/Collective Trusts
United States - USD
Total United States - USD	3,305,000.00	3,561,109.48

Value of Interest in Common/Collective Trusts
United States - USD
COLTV GOVT STIF REG CUSIP: 195998BD0	209,129.81	209,129.81
Total United States - USD		209,129.81
Total Value of Interest in Common/Collective Trusts		209,129.81
Other Liabilities
Bausch & Lomb for Clover Capital	(1.00)	(1,233,638.70)
Subtotal		23,716,843.67

The Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2003		Page 14

Underlying Securities (MAS):
Value of Interest in Common/Collective Trusts
USD - United States Dollar
United States - USD
COLTV SHORT TERM INVT FD CUSIP: 195998AC3	279.07	279.07
Total United States - USD		279.07
Total Value of Interest in Common/Collective Trusts		279.07

Value of Interest in Registered Investment Companies
United States - USD
MFO MORGAN STANLEY INSTL FD FXD INC 11 PORTFOLIO INSTL CL CUSIP: 617440805	99,122.88	1,130,000.83
Total United States - USD		1,130,000.83
Total Value of Interest in Registered Investment Companies		1,130,000.83

Other
United Sates - USD
&&&MAS BAUSCH & LOMB CUSIP 0000958969		374,924.99
Total United States - USD		374,924.99
Total Other		374,924.99
Subtotal
Total Value $48,211,630.70; Wrapper $336,413.67		48,548,044.37
Total Investments		323,327,256.80

*Represents synthetic investment contract whereby assets are placed in a trust (with ownership by the Plan) and a third party issues a wrapper contract that provides that holders can, and must, execute transactions at contract value.

Signature

The Bausch & Lomb 401(k) Account Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Bausch & Lomb Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bausch & Lomb 401(k) Account Plan
(Name of Plan)

Date: June 28, 2004

By:

 /s/
David Nachbar

Exhibit Index

EX-23	Consent of PricewaterhouseCoopers LLP (filed herewith).